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MAR 23 2022

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22003631

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| SEC FILE NUMBER |
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| 8-51601 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silver Oak Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

403 North Parkway, Suite 101
(No. and Street)

| Jackson | TN | 38305 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Chip Allen | 731-668-3825 | chipallen@silveroaksecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alexander Thompson Arnold, PLLC
(Name – if individual, state last, first, and middle name)

| 2070 Rhino Crossing | Milan | TN | 38358 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 210 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RNS

**OATH OR AFFIRMATION**

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silver Oak Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANN F. HOPKINS
STATE OF TENNESSEE NOTARY PUBLIC
[illegible] COUNTY

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public My Commission Expires 2-24-24

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SILVER OAK SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2021 AND 2020

**SILVER OAK SECURITIES, INC.**
**TABLE OF CONTENTS**

# FINANCIAL SECTION

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. as of December 31, 2021 and 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silver Oak Securities, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Silver Oak Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Silver Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Silver Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2022

## SILVER OAK SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
December 31, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 831,683 | $ 706,251 |
| CRD account | 2,199 | 4,104 |
| Commissions receivable | 2,594,992 | 2,181,112 |
| Other receivables | 80,658 | 80,529 |
| Security deposit held by broker | 15,047 | 15,047 |
| Income taxes receivable | 58,839 | - |
| **Total assets** | **$ 3,583,418** | **$ 2,987,043** |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Commissions payable | $ 2,370,573 | $ 1,870,633 |
| SBA PPP loan payable | - | 83,197 |
| Accounts payable | 297,190 | 36,176 |
| Accrued payroll taxes | 56 | 504 |
| Accrued income taxes | - | 10,636 |
| Total liabilities | 2,667,819 | 2,001,146 |
| Stockholders' equity | | |
| Common stock | | |
| Class A | 55,225 | 55,225 |
| Class B | 800,000 | 710,000 |
| Treasury Stock | | |
| Class A | (198,000) | (198,000) |
| Retained earnings | 258,374 | 418,672 |
| Total stockholders' equity | 915,599 | 985,897 |
| **Total liabilities and stockholders' equity** | **$ 3,583,418** | **$ 2,987,043** |

*The accompanying notes are an integral part of these financial statements.*

## SILVER OAK SECURITIES, INC.
## STATEMENTS OF INCOME
For the Years Ended December 31, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| **Revenue** | | |
| Commissions | $ 11,361,941 | $ 7,503,177 |
| Interest | 5,244 | 7,345 |
| Advisory fee earned | 9,435,530 | 6,427,245 |
| Investment banking success fees | 1,987,092 | 618,212 |
| Other income | 626,580 | 551,012 |
| Total revenues | 23,416,387 | 15,106,991 |
| **Expenses** | | |
| Employee compensation and benefits | 1,292,950 | 683,918 |
| Commissions and RIA advisory fees | 18,470,730 | 12,294,965 |
| General office | 372,258 | 225,379 |
| Interest expense | 1,269 | - |
| Investment banking fee expense | 1,912,804 | 603,340 |
| Insurance expense | 187,264 | 167,524 |
| Advertising expense | 68,425 | 36,015 |
| Other expenses | 1,293,632 | 826,360 |
| Total expenses | 23,599,332 | 14,837,501 |
| Income (loss) before income taxes | (182,945) | 269,490 |
| Income tax expense (benefit) | (22,647) | 84,242 |
| **Net income (loss)** | **$ (160,298)** | **$ 185,248** |

*The accompanying notes are an integral part of these financial statements.*

# SILVER OAK SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020

| | Common Stock-Class A | | Common Stock-Class B | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Retained Earnings | Treasury Stock Class A | Total |
| Balance at January 1, 2020 | 76,000,000 | $ 55,225 | 40,053,329 | $ 710,000 | $ 233,424 | $ (198,000) | $ 800,649 |
| Net Income (loss) for the year | - | - | - | - | 185,248 | - | 185,248 |
| Balance at December 31, 2020 | 76,000,000 | 55,225 | 40,053,329 | 710,000 | 418,672 | (198,000) | 985,897 |
| Capital Stock Transactions | - | - | 3,000,000 | 90,000 | - | - | 90,000 |
| Net income (loss) for the year | - | - | - | - | (160,298) | - | (160,298) |
| **Balance at December 31, 2021** | **76,000,000** | **$ 55,225** | **43,053,329** | **$ 800,000** | **$ 258,374** | **$ (198,000)** | **$ 915,599** |

*The accompanying notes are an integral part of these financial statements.*

## SILVER OAK SECURITIES, INC.
## STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ (160,298) | $ 185,248 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities | | |
| Increase in receivables | (412,104) | (644,515) |
| Increase in other assets | - | (3) |
| Increase in accounts payable | 760,506 | 377,673 |
| Increase (decrease) in accrued income taxes | (69,475) | 84,279 |
| Net cash provided (used) by operating activities | 118,629 | 2,682 |
| **Cash flows from financing activities** | | |
| Sale (purchase) of treasury stock | 90,000 | - |
| Proceeds from (payments on) SBA PPP loan | (83,197) | 83,197 |
| Net cash provided (used) by financing activities | 6,803 | 83,197 |
| **Net increase (decrease) in cash and cash equivalents** | **125,432** | **85,879** |
| Cash and cash equivalents at beginning of the period | 706,251 | 620,372 |
| Cash and cash equivalents at end of the period | $ 831,683 | $ 706,251 |
| Cash payments for income taxes during the period: | | |
| Income taxes | $ 46,826 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**SILVER OAK SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
December 31, 2021 and 2020

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee and East Tennessee areas.

### B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

### C. Revenue Recognition

Under the FASB ASC 606 requirements that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The new requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties.

Commissions:
Individual securities transactions, executed through a clearing arrangement with StoneX are negotiated for each individual transaction and recognized at the time of settlement; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product detailing up front and trailing commissions, and are recognized at the sale date for up-front commissions and on the trail calculation date for trailing commissions;

Investment Advisory Fees:
Investment advisory fees are dictated by the advisory agreement signed by each individual client and are recognized on the calculation date of the fee set forth in the agreement.

Investment Banking Fees:
Investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc. and are recognized on the closing date of the transaction.

## SILVER OAK SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

**D. Income Taxes**

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

**E. Cash Flows**

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2021 and 2020, cash equivalents in the form of money market accounts totaled $250,875 and $250,625, respectively.

**F. Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**G. Concentrations of Credit Risk**

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2021 and December 31, 2020. As of December 31, 2021, the Company has $331,183 in uninsured cash balances.

| Financial Institution | 2021 | 2020 |
|---|---|---|
| FirstBank | $ 580,308 | $ 454,826 |
| Regions | 500 | 800 |
| Bank of Jackson | 250,875 | 250,625 |
| | $ 831,683 | $ 706,251 |

**H. Subsequent Events**

Management has evaluated subsequent events through February 25, 2022, the date which the financial statements were available to be issued.

**I. Commitments and Contingencies**

Management has evaluated commitments and contingencies through February 25, 2022, As of December 31, 2021, the firm was involved in no arbitration procedures. Maximum exposure from the arbitration was $0. There was no exposure for arbitrations added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm.

## NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax (benefit) expense are as follows:

| | 2021 | 2020 |
|---|---|---|
| Current | | |
| Federal | $(15,819) | $63,815 |
| State | (6,828) | 20,427 |
| | $(22,647) | $84,242 |

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

## NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2021 and 2020, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 43,053,329 and 40,053,329 shares of Class B stock have been issued and remain outstanding, respectively. During the year ended December 31, 2021, the Company sold 3,000,000 shares of Class B Common Stock.

## NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021 and 2020, the Company paid commissions to related parties in the amount of $274,207 and $181,147, respectively. In addition, approximately $3,300 and $18,232, of commissions payable to these individuals was included in accrued expenses as of December 31, 2021 and 2020, respectively.

The Company paid officer salaries in the combined amount of $450,586 and $373,800 to three employees who are also shareholders of the Company during the years ended December 31, 2021 and 2020, respectively.

## NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC . This lease is a 10 year lease, modified on September 1, 2021 requiring monthly payments of $3,400 for the remaining 70 months of the lease. The Company also leased office space on a month to month basis from Cogdill Capital, LLC. The Company entered into a 60 month lease agreement with Cogdill Capital, LLC on January 1, 2022.

The Company leases certain equipment from RJ Young that expire in November 2022 and December 2024, respectively. Future lease obligations are as follows:

| | |
|---|---|
| Due on or before December 31, 2022 | $ 105,090 |
| Due on or before December 31, 2023 | 108,510 |
| Due on or before December 31, 2024 | 113,512 |
| Due on or before December 31, 2025 | 118,800 |
| Due on or before December 31, 2026 | 123,600 |
| Due Thereafter | 20,400 |
| | $ 589,912 |

The Company leases certain equipment and office facilities which are classified as operating lease agreements. These are month to month agreements and there are no future obligations as of December 31, 2021.

Lease payments in 2021 and 2020 were $59,687 and $35,895, respectively.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2021, this requirement totaled $177,855. The Company's net capital amounted to $577,034 as of December 31, 2021, exceeding the minimum capital requirement by $399,179. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2021 was 462.33 percent.

## NOTE 7 – EMPLOYEE DEFERRED COMPENSATION PLAN

The Company offers a SIMPLE IRA, or Savings Incentive Match Plan for Employees, as a tax-deferred retirement savings plan. Employees become eligible for participation in the plan after one year of employment. The Company makes a matching contribution of up to 3% for each participating employee. The Company made matching contributions of $23,314 and $16,555 in 2021 and 2020, respectively. The Company may terminate the plan at any time.

## NOTE 8 – PAYCHECK PROTECTION PROGRAM LOAN

On April 20, 2020, the Company was granted a loan in the amount of $83,197, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act which was enacted March 27, 2020. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage interest payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company received full forgiveness on April 21, 2021.

## NOTE 9 – OTHER MATTER

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of business. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. However, the related financial impact on the Company and the duration cannot be estimated at this time.

## SUPPLEMENTARY INFORMATION SECTION

## SILVER OAK SECURITIES, INC.
## COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2021

| | Reported in Form X-17A-5 | Reconciling Items | Reported in Audit Report |
|---|---|---|---|
| **Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory** | | | |
| Total stockholder's equity from balance sheet/ qualified for net capital | $ 915,599 | $ - | $ 915,599 |
| Additions | | | |
| SBA PPP Loan Payable | - | - | - |
| Deductions: | | | |
| Total non-allowable assets | (333,247) | - | (333,247) |
| Net capital before haircuts on securities positions | 582,352 | - | 582,352 |
| Haircuts on security positions | (5,318) | - | (5,318) |
| Net capital | **$ 577,034** | **$ -** | **$ 577,034** |
| **Computation of basic net capital requirement** | | | |
| Minimum net capital required | $ 177,855 | $ - | $ 177,855 |
| Minimum dollar net capital requirment | $ 5,000 | $ - | $ 5,000 |
| Net capital requirement | $ 177,855 | $ - | $ 177,855 |
| Excess net capital | $ 399,179 | $ - | $ 399,179 |
| Net capital less 10% of total aggregate indebtedness | $ 310,252 | $ - | $ 310,252 |
| **Computation of aggregate indebtedness** | | | |
| Total liabilities from balance sheet/ aggregate indebtedness | $ 2,667,819 | $ - | $2,667,819 |
| Other unrecorded amounts | $ - | $ - | $ - |
| Percentage of aggregate indebtedness to net capital | 462% | - | 462% |

*See independent auditor's report.*

# AGREED UPON PROCEDURES

**Alexander Thompson Arnold PLLC**
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Silver Oak Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Silver Oak Securities, Inc. is responsible for it Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

**Alexander Thompson Arnold PLLC**
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2022

## COMPLIANCE

Silver Oak
Securities
*Changing the Paradigm*

**Silver Oak Securities Inc.'s Exemption Report**

Silver Oak Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3]:

> (k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Silver Oak Securities, Inc.


9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

I, George T. Allen, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer

2/17/2022

**Alexander Thompson Arnold PLLC**

2070 Rhino Crossing, Milan, TN 38358
731.686.8371 · 731.686.8378
www.atacpa.net

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Oak Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silver Oak Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and Footnote 74 (the "exemption provisions") and (2) Silver Oak Securities, Inc. stated that Silver Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2022